UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN THE STATEMENTS FILED PURSUANT TO
RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

Insmed Incorporated

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

457669208

(CUSIP Number)

March 16, 2005

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

        ☐ Rule 13d-1 (b)

        ☑ Rule 13d-1 (c)

        ☐ Rule 13d-1 (d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the notes).

13G
CUSIP No. 457669208

1.	Name of Reporting Person: Tang Capital Partners, LP		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 0

		6.	Shared Voting Power: 3,590,734

		7.	Sole Dispositive Power: 0

		8.	Shared Dispositive Power: 3,590,734

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 3,590,734

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 7.4%

12.	Type of Reporting Person: PN

(Page 2)

13G
CUSIP No. 457669208

1.	Name of Reporting Person: Tang Capital Management, LLC		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 0

		6.	Shared Voting Power: 3,590,734

		7.	Sole Dispositive Power: 0

		8.	Shared Dispositive Power: 3,590,734

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 3,590,734

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 7.4%

12.	Type of Reporting Person: OO

(Page 3)

13G
CUSIP No. 457669208

1.	Name of Reporting Person: Kevin C. Tang		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 0

		6.	Shared Voting Power: 3,590,734

		7.	Sole Dispositive Power: 0

		8.	Shared Dispositive Power: 3,590,734

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 3,590,734

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 7.4%

12.	Type of Reporting Person: IN

(Page 4)

Item 1(a).	Name of Issuer:
Insmed Incorporated.

Item 1(b).	Address of Issuer’s Principal Executive Offices:
4851 Lake Brook Drive, Glen Allen, Virginia 23060.

Item 2(a).	Name of Person Filing:
This Statement on Schedule 13G (this “Statement”) is filed by Tang Capital Partners, LP (“Tang Capital Partners”), Tang Capital Management, LLC, the general partner of Tang Capital Partners (“Tang Capital Management”), and Kevin C. Tang, the managing member of Tang Capital Management.

Item 2(b).	Address of Principal Business Office or, if None, Residence:
4401 Eastgate Mall, San Diego, California 92121.

Item 2(c).	Citizenship:
Tang Capital Partners is a Delaware limited partnership. Tang Capital Management is a Delaware limited liability company. Mr. Tang is a United States citizen.

Item 2(d).	Title of Class of Securities:
Common Stock, par value $0.01 per share.

Item 2(e).	CUSIP Number:
457669208.

Item 3.	If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

(a)	☐ Broker or dealer registered under Section 15 of the Exchange Act;

(b)	☐ Bank as defined in Section 3(a)(6) of the Exchange Act;

(c)	☐ Insurance company as defined in Section 3(a)(19) of the Exchange Act;

(d)	☐ Investment company registered under Section 8 of the Investment Company Act;

(e)	☐ An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)	☐ An employee benefit plan or endowment find in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)	☐ A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(Page 5)

CUSIP No. 457669208

(h)	☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

(i)	☐ A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

(j)	☐ Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4.	Ownership.

(a)	Amount beneficially owned:

Tang Capital Partners is the record and beneficial owner of 3,590,734 shares of common stock. Tang Capital Management, as the general partner of Tang Capital Partners, and Mr. Tang, as the managing member of Tang Capital Management, may also be deemed to beneficially own these shares. Mr. Tang disclaims beneficial ownership of these shares except to the extent of his pecuniary interest therein.

(b)	Percent of class:

See response to Item 11 on pages 2, 3 and 4.

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote:

See response to Item 5 on pages 2, 3 and 4.

(ii)	Shared power to vote or to direct the vote:

See response to Item 6 on pages 2, 3 and 4.

(iii)	Sole power to dispose or to direct the disposition of:

See response to Item 7 on pages 2, 3 and 4.

(iv)	Shared power to dispose or to direct the disposition of:

See response to Item 8 on pages 2, 3 and 4.

Item 5.	Ownership of Five Percent or Less of a Class.

     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

(Page 6)

CUSIP No. 457669208

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

(Page 7)

Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 23, 2005	TANG CAPITAL PARTNERS, LP,
	By:	Tang Capital Management, LLC

	By:	/s/ Kevin C. Tang
		Name:	Kevin C. Tang
		Title:	Managing Member

TANG CAPITAL MANAGEMENT, LLC
	By:	/s/ Kevin C. Tang
		Name:	Kevin C. Tang
		Title:	Managing Member

/s/ Kevin C. Tang
	Name:	Kevin C. Tang

(Page 8)